Exhibit 99.1

WiMi Hologram Cloud Inc. Announces the Appointment of Teck Yong Heng as an Independent Director

BEIJING, May 27, 2021 /PRNewswire/ -- WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading Hologram Augmented Reality (“AR”) Technology provider, today announced the resignation of Ms. Shan Cui, who was an independent director of the Board of Directors (the “Board”) and the chairwoman of the audit committee of the Board. On May 26, 2021, Ms. Shan Cui delivered her notice to resign from her position as a member of the Board. The resignation of Ms. Shan Cui is not a result from any disagreement with the company.

On May 27, 2021, the Board accepted Ms. Shan Cui’s resignation and appointed Mr. Teck Yong Heng as an independent director of the Board and the chairman of the audit committee of the Board to fill the vacancy created by Ms. Cui Shan’s resignation.

Mr. Teck Yong Heng is the Founder and Managing Partner of C2 Partners, or C-Squared Partners, a China-based private equity investment firm focusing on consumer sector since May 2018. He also serves as an independent director of the board of directors and the chairman of the audit and the compensation committees of Lixiang Education Holding Co. Ltd., a NASDAQ-listed education company (NASDAQ: LXEH). Mr. Teck Yong Heng was the Managing Director of QianHai Fund of Funds (“Qianhai FoF”) from Aug 2016 to May 2018. Before joining Qianhai FoF, he was Senior Portfolio Manager with Pavilion Capital, Director (Investments) with Temasek Holdings, Consulting Associate with Cambridge Associates, Financial Analyst with Singapore Power and Assurance Senior with Arthur Andersen.

Mr. Teck Yong Heng received his bachelor’s degree in accountancy with honors from Nanyang Technological University in 1998, and has completed the General Management Program of Harvard Business School in 2010. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM), Chartered International M&A Expert (IM&A) and a member of Singapore Institute of Directors.

The Company believes that Mr. Teck Yong Heng is well-qualified to serve as a director of the Board and the chairman of the audit committee due to his extensive experience, expertise, and qualifications in accounting, finance, investment and capital markets.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

Safe Harbor / Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Jack Wang

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com